RICHARD I. ANSLOW & ASSOCIATES
                 4255 Route 9, Suite D
                Freehold, New Jersey 07728

September 9, 1999

Mr. William Friar
Senior Financial Analyst
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 4-8
Washington, D.C.  20549

     RE:     ANDERSON COMPUTERS/TIDALWAVE CORP.
             AMENDMENT TO FORM 10-SB
             FILED MAY 25, 1999
             FILE # 0-26187

Dear Mr. Friar:

We are in receipt of your letter dated August 16th, 1999 regarding the above reference and the following are my responses:

(1) Proofread the document to correct for grammatical and spelling inaccuracies. These inaccuracies make the current document difficult to follow.

The Form 10-SB has been edited to correct the grammatical and spelling inaccuracies.

Business of the Company - page 1
--------------------------------

(2) This is intended to be a factual document as opposed to a sales document used to tout your products and services.
Please remove all sales and promotional language like that found in the first and second sentences of the second paragraph on page 2.

All sales and promotional language have been removed from the Form 10-SB.

(3) Limit your discussion to material issues related to the company. We note, for example, that your discussion beginning with the word "Sometimes," towards the bottom of page 2, contains extraneous information about consumer preferences not directly related to your business operations. In addition, information, like your discussion why the company chooses to outsource, is not directly relevant to your disclosure. The relevant fact is that you outsource, and from that point, the rest of the discussion becomes extraneous. To this extent, remove the rest of the paragraph beginning with the word "Sometimes," and abbreviate discussion where they contain lengthy descriptions of your business operations.

On Page 3, all extraneous information regarding the Company's outsourcing has been removed from the Form 10-SB.

(4) Consider adding subheadings to this section so that potential investors can easily find descriptions on your acquisitions, current business operation, competition, etc.

Subheading have been added to the Form 10-SB so that potential investors can easily locate information on acquisitions, business operations, competition, etc.

(5) On page 6, remove the phrase "This allows for seamless and smooth closing for mortgage loans..." and other intensifiers and descriptive language that embellishes on your operations. In the alternative, provide the staff with concrete evidence justifying this and other like statements.

On Page 6 of the Form 10-SB, the phrase "This allows for seamless and smooth closing for mortgage loans throughout the State of Florida" has been deleted.

Future Business - page 6
------------------------

(6) Reposition this section to Management's Discussion and Analysis. The business section is intended to be a descriptive disclosure of business operations, where MD&A is for known trends and management beliefs. See item 101 and 303 of Regulation S-B.

This section regarding the future business of the Company has been repositioned in the Management Discussion and Analysis.

(7) Remove the first full paragraph on page 7 or advise the staff why a general description of mortgage closings is material to this document.

The first full paragraph on Page 7 has been removed from the Form 10-SB.

(8) Name the two mortgage companies currently in negotiations with Tidalwave.

My client requests confidential treatment regarding the disclosure of the two mortgage companies.

(9) We note the statement on page 8 that you are going to change your name and symbol. Please advise us when and how you are going to revise your public disclosures to insure there is broad dissemination of these changes.

The Company will issue a press release to insure there is broad dissemination of changes to the name and symbol. In addition, these changes will take place upon the completion of the purchase of a mortgage company at which time the Company will file its 8-K with the SEC which will further cause to disseminate such information.

Description of Property - page 14
---------------------------------

(10) Include the address, if known, of your new, leased space in Coral Springs.

The address of the new leased space is 210 University Drive
#206, Coral Springs, Florida  33071.

Directors, Executive Officers, Promoters, and Control
Persons - page 16
------------------------------------------------------

(11) Remove the last sentence of Mr. Kline's biography or advise the staff on the veracity of the statement that he developed a "risk free" investment formula for stocks traded on the New York Stock Exchange.

The words "risk free" have been removed from Mr. Kline's biography.

Item 14 - Changes in and Disagreements With Accountants -
page 25
--------------------------------------------------------

Prior Comment 39
----------------

(12) State the date the new accountant was engaged in the first paragraph. See Item 304(a)(2) of regulation S-B. (A)

The first paragraph has been revised to state that the date the new accountant was engaged was April 26, 1999.

Report of the Independent Accountant
------------------------------------

Prior Comment 44
----------------

(13) Confirm that the former auditor has authorized the use of their report on the company's financial statements as contained in the EDGAR filing. (A)

Exhibit 16 to Amendment No. 2 to Form 10-SB contains a letter from the former accountant authorizing the use of their report on the Company's financial statement.

Exhibit 16 - Letter from the former auditor
-------------------------------------------

Prior Comment 42
----------------

(14) Because the former auditor's report on the company's financial statements was filed with the amended registration statement, please have the former auditor update its letter to remove the restriction from using its audit report. (A)

Exhibit 16 to Amendment No. 2 to Form 10-SB contains a letter from the former accountant removing the restriction from using its audit report.

(15) If the former auditor has not authorized the use of their report in the registration statement, the company does not have two years of audited financial statement as required by Item 310(a) of the Regulation S-B. (A)

Exhibit 16 to Amendment No. 2 to Form 10-SB contains a letter from the former auditor authorizing the use of its report in the registration statement and therefore the Company has provided audited financial statements as required by Item 310(a) of the Regulation S-B.

(16) The letter from the former auditor does not meet the requirements of Item 304 of Regulation S-B. File a revised letter at Exhibit 16 which states agreement or disagreement with the disclosures under Item 14 of the Form 10-SB. (A)

The revised letter has been added to Exhibit 16 which states agreement with the disclosures under Item 14 of the form 10-
SB.

Stock Issued for Services
-------------------------

Prior Comment 46
----------------

(17) Please expand your response to prior comment 46 to explain how the accounting for the stock issued to employees and others meet the requirements of SFAS 123. Provide a chronological schedule of each stock issuance including the recipient, number of shares the market value, the value assigned, and how these values were determined. See paragraph 6 of SFAS 123. (A)

Listed below is a chronological schedule of each stock issuance including the recipient, number of shares, market values and value assigned.

Date                                     Number of       Market         Value
Issued              Recipient            Shares Issued   Value          Assigned
---------           -------------        -------------   --------       ---------
January 21, 1999    Robert Dumas         1,050,000       $491,400       $245,700
                    Consulting services
March 2, 1999       Richard I. Anslow       25,000          3,750            $25
                    Legal services

The common shares issued to Robert Dumas were valued at 50% of market value to reflect Rule 144 restrictions, lack of marketability on such a large block of shares and the potential to significantly reduce stock price should such large block of shares be placed on the stock market. In addition, this value was more representative of the value of the services rendered.

The common shares issued to Richard I. Anslow were valued at par. These shares were a form of payment for legal services rendered to be paid mostly in cash.

Note 8 - Subsequent Events - page 53
------------------------------------

(18) Please update these disclosures for recent events. In particular, disclose the transactions with Citizens
Title Services, Inc. Indicate the terms of the transactions such as, how much you paid in cash and/or common stock, how you valued the common stock issued and received and how you accounted for the transaction. See paragraph 17 of APB 18.
(A)

The disclosures have been updated in the financial statements to account for recent events, including the transaction with Citizen's Title Services, Inc..

(19) Disclose summarized financial information of Citizens Title Services, Inc. for the most recent period in the financial statements. (A)

Citizen's Title Services, Inc. compiled financial statements for the last two (2) years have been added to Amendment No.
2 to the Form 10-SB.

(20)    Please provide the financial statements required by
Item 310(c)(i) of Regulation S-B for the interest acquired or to be acquired in Citizens Title Services, Inc.

The Citizen's Title Services, Inc. financial statements have been added to Amendment No. 2 to the Form 10-SB. At this time, the Company has only purchased 4.9% of Citizen's Title Services, Inc. Upon the completion of the acquisition of the additional 20.1%, the company will file the Form 8K within the timing provisions established by the SEC.

Very truly yours,

RICHARD I. ANSLOW & ASSOCIATES

By:/s/   Richard I. Anslow
---------------------------
         RICHARD I. ANSLOW
RIA/tp

                    UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                     ------------------

                    AMENDMENT NO. 2 TO
                       FORM 10-SB

                     ------------------

             Pursuant to Section 12(b) or 12(g)
          of The Securities Exchange Act of 1934

            ANDERSON COMPUTERS/TIDALWAVE CORP.
  (Exact name of Registrant as Specified in its Charter)

Florida                                 65-0693777
(State or other jurisdiction of         (IRS Employer
 incorporation or organization)          Identification No.)

1831 N.E. 45th Street, Fort Lauderdale, Florida      33308
(Address of Principal                             (Zip Code)
Executive Offices)

                       (954) 255-6753
    (Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the
Act:
                          None

Securities to be registered pursuant to Section 12(g) of the
Act:
           Common Stock, par value $.001 per share
                     (Title of Class)

                 FORM 10-SB REPORT INDEX

Item No.Page No.
---------------

Item 1.Description of Business...................... 1

Item 2.Management's Discussion and Analysis
or Plan of Operation.................................4

Item 3.Description of Property.......................5

Item 4.Security Ownership of Certain Beneficial
Owners and Management................................6

Item 5.Directors, Executive Officers, Promoters and
Control Persons......................................7

Item 6.Executive Compensation........................9

Item 7.Certain Relationships and Related
Transactions........................................10

Item 8.Legal Proceedings............................11

Item 9.Market for Common Equity and Related
Stockholder Matters.................................11

Item 10.Recent Sales of Unregistered Securities.....12

Item 11.Description of Securities...................14

Item 12.Indemnification of Directors and Officers...15

Item 13.Financial Statements........................16

Item 14.Changes In and Disagreements With Accountants
on Accounting and Financial Disclosure..............16

Item 15.Financial Statements and Exhibits...........17

Item 1.  Description of Business

THE COMPANY

Anderson Computers/Tidalwave Corp., a publicly traded, Florida Corporation (Hereinafter the "Company") was incorporated on April 17, l996. It was initially organized for the purpose of targeting profitable companies that could
eventually be acquired.   The Company would acquire all or
part of the outstanding and issued stock or assets of the targeted companies. This would happen following extensive due diligence by the Company, and the signing of a purchase agreement by both parties, which have products or services that primarily use or could use the Internet as a vehicle for profit. The Company's strategy is based on the fact that the Internet marketplace is growing at a rapid pace and the timing is right to purchase companies that are currently engaged in the business of manufacturing and marketing services over the Internet or products or product or services that can eventually be marketed over the Internet.

BUSINESS OF THE COMPANY

Past and Present Business

The Company has been involved with the business of providing technical support and training for computers and software users. In addition, it has provided developmental help to individual customers as well as small businesses in designing and configuring computers and computer systems. This includes home systems consisting of a computer, monitor, printer and software as well as POS (Point of Sales) systems for small businesses, and setting up management software as well as trouble shooting current and future hardware and software applications for small businesses in developing computer networks and software that will allow these small businesses to run more efficiently. The Company also provides other business related services and products such as POS software, cash drawers, and receipt printers for small businesses, which combine state of the art techniques related to the design, development, marketing and implementation of computer equipment and/or related products and/or services.

The Company has been in the business of supplying and furnishing: (1) the services of technical and specialized personnel to inspire confidence in it's customers and potential customer's; and (2) equipment, instruments, devices, appliances, and parts in connection with all related forms whether mechanical, electrical, or otherwise including products under development.

The Company is a reseller of customized state of the art computers on the Internet. The Company's computers use only the most up to date computer parts to ensure each computer is Y2K compliant. The Company introduced its own line of personal computers under the brand name "Tidalwave". Tidalwave Computers are top quality, affordable, pre-assembled computers pre-configured with software and are built to meet the special needs of individuals such as voice recognition software and/or video conferencing, learning software for children such as interactive encyclopedias or educational games, or software for home use such as spreadsheets, word processing, and financial applications. Some schools require internet access, educational software, and/or network/LAN cards and businesses needing large hard drives and tape or CD back-up as well network/LAN cards and more advanced office software such as Microsoft Office or Windows NT.

Tidalwave PC's capitalize on the following technologies: inexpensive, top quality Pentium Microprocessors, hottest brand name components such as the fastest up to date Intel Pentium Processors, largest capacity hard drives, the fastest CD-ROM or CD-ROM/DVD drives and modems, PC centric operating systems such as Microsoft Windows 98 and NT, mini-tower and desk-top PCs, and software and multimedia applications. There are three models of Tidalwave Computers. All models are powerful enough to run all IBM compatible software applications on the market. The three models of Tidalwave Mini-Tower or Desk-top Computers offered are the Value line which starts under $600, the Surf line which starts under $800, and the Tsunami line which starts at approximately $1,100. The Company is able to offer such competitive prices because of its low overhead. In 1996 and 1997, Tidalwave Computers were 10% to 20% lower in price then comparable brands such as Dell, Gateway, and Micron.
In 1998 and 1999 prices of computers have become extremely competitive. The Company's prices in these competitive times can be 1% to 5% less then it's competitors. Sometimes the Company's computers are slightly more expensive then it's competitors but the Company has seen that it's customers are willing to pay a little more for personalized
friendly service.   Others like the availability of the
option to design their own computer systems, and with the Company's willingness to order special parts the other computer companies will not. Customers don't have to use the configurations offered in the Value, Surf, or Tsunami lines; they can just be used as examples. The Company feels that most second time computer buyers customize the computers they order with the type of equipment they specifically want. The Company uses parts in each Tidalwave Computer from manufacturers such as Intel, US Robotics, Microsoft, Western Digital, Seagate, Diamond, Matrox, ATI, and more - there are hundreds of manufactures to choose from. The Company has even had to special order parts for it's most high technology conscious customers looking for those "hot" products which they have read about in magazines but that have not hit the shelves of the local computer stores yet.

In addition to it's lines of Tidalwave Computers, the Company is involved in the sales of name brand mini-towers systems, notebook computers, surge protectors and power supplies, scanners, software, and other types of computer equipment from manufacturers such as AST, APC, Digital, Intuit, Microsoft, NEC, Toshiba, Tripp Lite and many more. In addition, the Company sells major brands of monitors such as CTX, Hitachi, MAG Innovision, Mitsubishi, NEC, Panasonic, Sony, Viewsonic, printers such as Cannon, Epson, Hewlett Packard, and Okidata, scanners from Hewlett Packard, and 3Com Palm Pilots.

The Company, prior to its joint venture agreement with Micro Doctor, Inc., purchased all of it's computers and computer parts such as CPU's, modems, video cards, motherboards, monitors, printers, memory, etc. from the computer distribution channel. This distribution channel is made up of computer distribution companies such as Ingram Micro, Tech Data, D&H, ICG, as well as others. The Company outsources their lines of Tidalwave Computers, which were manufactured by several different companies. The Company will only buy from manufacturers that have high-quality control and the availability of additional technical support if needed, including repair facilities. At this time the Company still purchases product from the distribution channel but limits this to replacement parts for past Tidalwave Computers sold and only for small orders by previous customers.

Current Business Operations

In 1998, the company aggressively began looking for potentially profitable companies to acquire and later did a few national press releases initiating a nation wide acquisition program in which the Company was looking for candidates in the computer hardware manufacturing,
distribution, and sales industry.   The Company was
communicating with many potential candidates, and in October 1998 signed its first letter of intent with Computer Outlet Center, Inc., a Nebraska-based Computer Manufacturer/VAR (Value added Reseller). This acquisition was scheduled to close sometime in December 1998 or January 1999, but following an extensive due diligence period this acquisition never closed.

The Company became an associate of Amazon.com and an
affiliate of Beyond.com in December of 1998.   After getting
approval from both Amazon.com and Beyond.com of it's corporate web-site, http://www.tidalwavepc.com., the term "associate" was given to the Company by Amazon.com, and the term "affiliate" was given to the Company by Beyond.com. The Company was to use these terms when making reference to the relationship between Amazon.com and the Company and
Beyond.com and the Company.   The Company was given links
from Amazon.com and Beyond.com to place on its corporate web-site, http://www.tidalwavepc.com, linking it to the Amazon.com corporate web-site, http://www.amazon.com, and the Beyond.com corporate web-site, http://www.beyond.com.
At this time the Company could start promoting the products of Amazon.com and Beyond.com on its web-site and in press releases. Periodically, Amazon.com and Beyond.com make news as well as icons available for their affiliates and associates to use in order to promote products and services that they are offering. Amazon.com makes lists available on it's most popular books and other products. Beyond.com makes lists and advertisements of popular software titles available to place on the Company's corporate web-site.

During the first Quarter of 1999, the Company determined through market research that the computer hardware industry was not where the Company's focus needed to be. Profits started to diminish and the computer hardware industry became very price competitive. The Company wanted to decide during the next 6 months what it needed to do to move forward in the coming months to capture and establish a
strong place on the Internet.   The Company took a detailed
look into many different options and possible directions and knew the Internet should be a big factor in establishing a viable plan. Before this could happen, the Company felt it needed to find a place for its computer customers as well as a new manufacturer that could look over the Company's current computer hardware sales business. This would give the Company's management the time to go out and seek potential acquisition candidates in an established field that could use the Internet as a means to establish a stronghold of business on the Internet for the next millennium.

In March of 1999, the Company signed a joint venture agreement with Micro Doctor, Inc. This joint venture allowed the Company to link it's corporate web-site to Micro Doctor, Inc.'s corporate web-site, http://www.microdoctor.com, in order to allow the Company's customers access to Micro Doctor, Inc.'s e-commerce technology. This technology allows customers to choose from a large variety of different internal computer parts when placing an order for a custom made computer over the
Internet.   These parts include the following: CPU,
motherboard, memory, video card, sound card, modem, and hard drive. Using Micro Doctor, Inc.'s state of the art software, customers can custom build and order their own computers over the internet. Micro Doctor, Inc. is another Internet based computer hardware reseller. Through this joint venture agreement with Micro Doctor, Inc., the Company is paid royalties based on sales of Tidalwave Computers by Micro Doctor, Inc. Micro Doctor, Inc. is also in charge of all of the manufacturing of Tidalwave Computers. These computers are built on a per order basis. However, the Company plans on making this part of its future business a small focus of the Company and will only remain in this market through it's interactive e-commerce corporate web-site, http://www.tidalwavepc.com, with its joint venture with Micro Doctor, Inc.

In April of 1999 the Company signed a joint venture with the Virginia based Company, Cyblerlinkcom Corp. In this agreement, the Company is able to offer through its corporate web-site, http://www.tidalwavepc.com, internet services, telecommunication services, internet-related products, and internet access. Some of the products and services the company offers though this joint venture with Cyberlinkcom Corp. are web hosting, web design, web promotion, web evaluation, URL submission, 1+long distance phone service, calling cards, free e-mail, free web-sites, internet access, and products such as the i-phone.

Acquisitions

At this time the Company decided the field that it wanted to develop over the internet in the coming months was the mortgage and mortgage services industry. In April of 1999, the Company started talking with several mortgage and mortgage services companies. In June 1999, the Company signed a Letter of Intent with Mortgage Depot Online Corporation. This acquisition has still not been finalized with the signing of a definitive purchase agreement and the Company is continuing to do further due diligence.

The Company signed a Purchase Agreement with Citizen's Title Services, Inc. in June 1999. In this purchase agreement, the Company acquired a 4.9% position in Citizen's Title Service, Inc. through a stock swap. Citizen's Title Services, Inc. is a fully automated title insurance agent with offices in Fort Lauderdale, Florida and Melbourne, Florida. Citizen's Title Services, Inc. has a network infrastructure that allows for expansion of satellite title offices communicating over a frame relay circuit. Citizen's Title Services, Inc., did over $100 million dollars in loan closings in 1998. The Company feels Citizen's Title Services, Inc. is a key development for our entry into the internet mortgage and related services industry.

In July, 1999, the Company signed a letter of intent with Citizen's Title Services, Inc. to acquire an additional
20.1%. After the execution of a definitive purchase agreement, the Company's holding in Citizen's Title
Services, Inc. will be 25%.

Future Competition

Although the Company believes it will be able to establish and maintain a sizable market niche, competitors with greater financial and human resources than the Company can enter the Company's market with products and services similar or identical to those of the Company. The Company plans to enter into the growing Internet mortgage and mortgage related industry in the coming months. The mortgage banking industry is highly competitive. Citizen's Title Services, Inc., as well as the mortgage companies with which the Company is in negotiations, compete with other financial institutions, such as mortgage bankers, commercial banks, savings and loan associations, savings banks, credit unions, loan brokers, and insurance companies in the production of mortgage loans. The Company will compete principally by offering loans with competitive features, by emphasizing the quality of its service, and by pricing its range of products at competitive rates. Most of the Company's competitors such as E-Loan, QuickenMortgage, GetSmart, Mortgage.com, and HomeShark will have financial resources that are substantially greater than those of the Company. However, through the planned acquisitions and strategic alliances, the Company should be able to compensate for that difference.

Item 2.Management's Discussion and Analysis or Plan of
Operation

Past and Present Business

Initially, our Company was involved in designing and configuring customized computers and computer systems for individuals and small businesses. In addition we began selling computer hardware and software products such as monitors, printers and scanners. Our Company also provided computer and software technical support and training. In July 1998, we introduced a line of affordable customized personal computers under the "Tidalwave" brand name. Tidalwave computers contain hardware components and software from only the most well respected computer and software manufacturers, including Intel, Diamond, Microsoft, and Western Digital, and since only the most up to date parts are used, all Tidalwave Computers are Y2K compliant. In addition to our line of "Tidalwave" Computers, we sell other name brand computers, peripherals, software, and computer supplies from manufacturers such as AST, APC, Digital, Intuit, Microsoft, NEC, Toshiba, Tripp Lite and many more. All products are sold over the Company's corporate internet web-site, http://www.tidalwavepc.com.

In December 1998, the Company became an associate of Amazon.com and an affiliate of Beyond.com. This allowed the Company to market products offered by both Amazon.com and Beyond.com on our corporate web-site. Some products the Company is able to offer though it's respective association and affiliation are books, videos, software, and more.

In addition, the Company currently offers computer products and services as well as Internet products and services over its corporate web-site. The products offered are products that the Company offers though joint venture agreements that the Company entered into in April and March 1999 with Cyberlinkcom Corp. and Micro Doctor, Inc., respectively.
The Company's joint venture with Cyberlinkcom Corp. allowed it to market internet products and services such as web hosting, web design, web promotions, free e-mail, Internet access, and more. The Company's joint venture with Micro Doctor, Inc. provided the Company's customers access to a wider variety of personal and business solutions when customizing their own Tidalwave Computers over the Internet. This was made possible when the Company linked it's corporate web-site to Micro Doctor, Inc.'s fully interactive e-commerce corporate web-site.

In the second quarter of 1999, the Company was looking to change directions in its Internet focus and general course of business. In April 1999, the Company began talking to several mortgage and mortgage service companies, as the company decided that it would like to begin marketing mortgage and mortgage services over the internet. In June
1999, the Company acquired 4.9% of Citizens Title Services,
Inc., a fully automated title insurance agent in Florida.
The Company feels this acquisition is an important step towards realizing the Company's future plans.

The Company believes that the internet industry is prime for
consolidation.   This consolidation would be derived through
a series of mergers, acquisitions, and joint ventures of companies that can benefit by taking advantage of each other's exclusive markets, by increasing their market share, through combinations that eliminate duplication of management, marketing, advertising, and overall financial responsibilities.

The Company plans on quickly making the Computer and Internet Services part of its future business a smaller concern than it is now. The Company plans on only remaining in this market though it interactive e-commerce corporate web-site, http://www.tidalwavepc.com, with its joint venture with Micro Doctor, Inc. and its joint venture with Cyberlinkcom, Corp. During the next 12 months the Company plans on changing its main focus, and to start aggressively developing it's mortgage and mortgage services business over
the internet.   The Company may eventually decide to sell
off the Computer and Internet Services portion of it business by selling the right to it's joint venture agreements along with its corporate web-site, http://www.tidalwavepc.com, to another computer hardware company.

The Company plans on signing a definitive purchase agreement with Citizen's Title Services, Inc. based upon the letter of intent to acquire an additional 20.1% that was signed in July, 1999. The Company feels the definitive purchase agreement will be signed by the end of September, 1999. The Company plans on acquiring a minimum of an additional 15% in Citizen's Title Services, Inc., increasing it's ownership to at least 40% by December, 1999.

At this time the Company is still in its due diligence period with Mortgage Depot Online Corporation and cannot say at this time if this acquisition will make it to closing with the signing of a definitive purchase agreement. Currently, the Letter of Intent signed with Mortgage Depot Online has expired. Once the Company knows for sure if this acquisition will or will not happen, it will make a public announcement.

The Company is currently in negotiations with two mortgage companies and feels a Letter of Intent with both of these companies will be signed during the next 30 to 90 days.
Both companies originate approximately 50 million dollars per year in mortgage loans.

Mortgage loan origination involves the following: offering mortgage loans at specified rates and fees; processing and verifying loan applications; reviewing borrower credit;
appraised value and mortgage property title collectively referred to as underwriting; and funding loans at closing.

Mortgage loan origination produces revenue through loan application fees payable by the borrower when an application is made as well as through loan origination and other fees. After origination, depending on a particular mortgage banker's strategy, the mortgage banker will either retain the servicing rights with respect to the originated loans or sell such servicing rights. Mortgage bankers generally sell the underlying mortgages there by avoiding interest rate risk associated with long term fixed rate instruments. The making of a mortgage loan directly to a homeowner is genera1ly referred to as "retail origination," while the purchase of whole loans from mortgage brokers and other retail originators is referred to as "wholesale origination."

The Company anticipates that through the acquisition of Citizen's Title Services, Inc. as well as several other mortgages companies during the next 12 months, the Company will do a minimum of 200 million dollars in loan closings and mortgage originations per year. After the completion of the acquisition of a larger stake in Citizen's Title Service, Inc., as well as the partial or full acquisition of another mortgage company, the mortgage and mortgage services
industry will become the key focus of the Company.   Within
the next 60 days the Company plans on changing its name and symbol to more accurately reflect the Company's future direction.

Since the Company is acquiring established businesses, it feels not more than $500,000 in new capital will be needed.
If additional capital is needed, the Company feels it will have the ability to provide the companies they acquire with capital through private placements. If additional capital is raised, most of it if will be used for promotions, software development, and lastly working capital.

Results of Operations

                           Fiscal Year Ended March 31          April 23(Inception)
                           1999                  1998          to March 31, 1997
Gross Revenues              $  7,526           $44,360             $74,047
Cost of Revenues               5,352            41,678              73,001
Gross Profit                   2,174             2,682               1,046
Selling & Administration     382,078            46,095              13,537
Depreciation                     265               265                 199
Income (Loss) from
Operations                  (380,169)          (43,678)             12,690
Other Income
Interest                       2,250               317                  -
Commissions                       -                 -                   28

Our revenues decreased 83% in 1999 and 40% in 1998. Computer sales decreased from 32 systems in 1997 to 22 systems in 1998 and 3 systems in 1999. Our gross margins increased, however, from 1.4% in 1997 to 29% in 1999. The decrease in revenues and increase in gross margins reflects the fact that the Company has turned it's focus away from low-margin computer hardware and software products in 1997 and part of 1998 to selling higher margin technical computer services in 1998 and 1999. Although our gross margins improved during 1999, the computer industry became very highly competitive. As a result, sales suffered during 1999 as our focus was again shifted from providing technical computer services and selling computer products to aggressively seeking potential acquisitions for financing and future expansion in noncomputer related industries (see Future Outlook).

Selling and Administration

Selling and administration expenses increased 725% in 1999 and 242% in 1998. The increase in 1999 was primarily due to
1) hiring a marketing and public relations company to increase exposure to public markets at a cost of $99,750(agreement expired April 1999 but was replaced by a similar agreement with another public relations company expiring October, 1999); 2) development and maintenance of our website at a cost of $6,900; and 3) hiring a finance and management consultant to seek investors and potential acquisitions as well as provide assistance in financial and management matters at a cost of $245,700. The increase in 1998 was primarily due to $27,000 in management consulting fees that were incurred.

Liquidity

Cash flow deficiencies from operations in 1999 continued to be financed by common stock issuances and loans similar to that in 1998. Cash received from common stock amounted to $21,925 and $35,000 during 1998 and 1999, respectively. Although our auditor included an explanatory paragraph with regards to our ability to continue as a going concern in our audited financial statements, we believe we can overcome his concerns (See Future Outlook). Our consultant continues to seek investors and in April 1999, an additional $6,000 was received from common stock issuances. At the same time our consultant continues to seek out potential mortgage related acquisitions or possible joint ventures. In addition, we have not had an opportunity to take advantage of our new positions as an "associate" of Amazon.com and an "affiliate" of Beyond.com by fully marketing these services to our customers. As is also true with our newly signed joint venture agreements with Cyberlinkcom Corp. and Micro Doctor, Inc., the Company has not had a chance to market the services that it can now offer through its recent 4.9% acquisition in Citizen's Title Services, Inc.

Future Outlook

The computer hardware and software industry became very price competitive and profits started to diminish. Market research conducted during the first quarter of 1999 concluded that the Internet should remain our primary medium for conducting business but that the computer hardware and software industry should not be the Company's main focus. The computer products and services and internet products and services resale business will remain intact through our agreement with Cyberlinkcom Corp. and Micro Doctor, Inc., but may eventually be sold.

In June 1999, we acquired 4.9% of Citizen's Title Services,
Inc. In July 1999, we signed a letter of intent with
Citizen's Title Services, Inc. to acquire an additional
20.1% and feel that we will sign a definitive purchase
agreement by the end of September, 1999.  By December 1999,
we plan on acquiring a minimum of an additional 5% in
Citizen's Title Services, Inc. to bring our total holdings
to at least 40%.  Citizen's Title Services, Inc. did over
$100 million dollars in loan closing in 1998. To date,
negotiations are still continuing with several mortgage and
mortgage services companies to become part of our Company.
The Company feels confident that it will sign a letter of
intent with one of these companies within the next 60 days,
followed soon thereafter by a purchase agreement.   With
planned acquisitions through the issuance of common stock and strategic alliances with other mortgage origination and mortgage service companies, we are optimistic that our Company will be profitable in the near future.

Item 3.Description of Property

The Company presently shares office space with a company owned by Eric Anderson, a stockholder, located at 1831 NE
45th Street, Fort Lauderdale, Florida 33308. The office is exclusively executive offices for businesses. No rent is being charged to the Company. The Company anticipates moving from this space within the next 30-90 days at which time it will move it's headquarters to a leased space located at 210 University Drive, #206, Coral Springs,
Florida.

Item 4.Security Ownership of Certain Beneficial Owners and
Management

The following table sets forth certain information as of
July 22, 1999 regarding the beneficial ownership of all of
the Company's outstanding common stock, par value $.001 per
share (the "Common Stock"), including such ownership by:
(i) each of the stockholders of the Company who own more
than five (5%) percent of the outstanding shares of Common
Stock; (ii) each director of the Company; and (iii) all
directors and executive officers of the Company as a group.
As of July 22, 1999, there were 21,872,198 shares of Common
Stock outstanding.

Name and Address of        Amount and Nature           Percent of Class
Beneficial Owner (1)       of Beneficial
                           Ownership (2)
Internet TV
Connector Corp.            2,370,515 Common Shares     10.84% Common Shares
Leon Kline                 1,145,948 Common Shares      5.24% Common Shares
All directors and
executive officers as a
group (2 persons)          1,145,948 Common shares      5.24% Common Shares

(1) The address of each person and entity named in the above table is c/o the Company, 1831 NE 45th Street, Fort
Lauderdale, Florida 33308.

(2) The persons and entities named in this table have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned by each.

Item 5.  Directors, Executive Officers, Promoters and
Control Persons

Directors, Executive Officers, Promoters and Control Persons of the Company and their ages are as follows:

Name               Age                Position
------------       -------            -------------------
Leon Kline         27                 President,Treasurer,
                                      Chief Executive
                                      Officer and Director
James Baker        49                 Vice-President and
                                      Secretary

All officers and directors listed above will remain in office until the next annual meeting of the stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. The Company has not compensated its Directors for service on the Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of the Board of Directors and/or any committee of the Board of Directors. Officers are appointed annually by the Board of Directors and each Executive Officer serves at the discretion of the Board of Directors. The Company does not have any standing committees. The Board of Directors may in the future determine to pay Director's fees and reimburse Directors for expenses related to their activities.

None of the Officers and/or Directors of the Company have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5) years.

The business experience of each of the persons listed above during the past five (5) years is as follows:

1.     Leon Kline has been President and Chief Executive
Officer of the Company since April 1996. He is responsible for all day to day business operations, including dealing one-on-one with customers, distributors, manufacturers, attorneys, accountants, public relations persons, and consultants. He has been personally involved in designing the Company's line of Tidalwave personal computers, servers and notebooks.

Prior to his position with Anderson Computers, Mr. Kline was President of Internet TV Connector Corp. (a more than 5% shareholder of the Company) from January 1996 through May 1997. While serving as President of Internet TV Connector Corp., he created and applied for a United States Patent for a low internet appliance that allows users to connect to the Internet through their television sets. He also arranged for the first prototype of this Internet TV Connector Box to be manufactured. His daily responsibilities included assisting associates in marketing and meeting with potential clients to promote the Internet TV Connector Box and to develop solutions for various applications of the Internet TV Connector Box. From June 1994 to December 1995, Mr. Kline was an Editor for Blue Chip Newsletter. In this capacity, he developed a formula for buying and selling New York Stock Exchange stocks and created the only daily faxed newsletter that was sent out prior to the New York Stock Exchange market opening.

Mr. Kline attended American University in Washington, D.C.
from 1989 through 1990. Thereafter, he enrolled in Montgomery College in Rockville, Maryland from 1990 through
1991.  Finally, he enrolled in Broward Community College,
Coconut Creek, Florida from 1994 through 1995.

2. James Baker has been the Vice President and Secretary of the Company since June 1, 1999, when the Company appointed Mr. Baker to succeed Ms. Anderson as Vice-President and Secretary. Mr. Baker is an attorney. His employment history has included positions as counsel for Statewide Lending Centers Inc., Citizen's Title Services
Inc., and National Homebuyers Help Center realty Corp. He was also counsel for Mortgage 2000 Inc./Heritage Corporation of South Florida Inc., where he was instrumental in structuring a corporate buy-out of Florida's oldest privately held mortgage bank. In addition, Mr. Baker held the following positions: counsel for S&S Ltd., an offshore commercial real estate development company; President of Baker Capital Management Inc. doing business as Market
Watch, an investment management firm; Senior trust officer for Bank One Trust Co., N.A. in Columbus, Ohio; and staff attorney for Cory, Leonard, Witter and Cheny, an insurance defense law firm. Mr. Baker obtained his law degree from Western State University School of Law located in San Diego,
California in 1982 and his Bachelor of Arts degree from Ohio
State University in 1977.

Item 6.Executive Compensation

Summary Compensation Table

The following sets forth the compensation paid by the Company for services rendered by Officers and Directors of the Company:

Name and Principal         Year           Annual Salary (1)
Position                   ------         ----------------
-------------------
Leon Kline                 1997 and 1998      None
President/Chief Executive
Officer/Director
James Baker                   -                -
Barbara Anderson           1997 and 1998      None

1. The Company has not entered into any employment agreements with any officer or director of the Company. The
Company does intend to enter into employment agreements with the officers of the Company upon the successful completion of agreements to purchase other companies.

Item 7.   Certain Relationships and Related Transactions

The Company presently leases space from Eric Anderson, a Company shareholder. Such office space located at 1831 NE 45th Street, Fort Lauderdale, Florida 33308 and is used exclusively as executive offices for businesses. No rent is being charged to the Company by Eric Anderson.

Leon Kline, President and Director of the Company, owns less than five percent of Internet TV Connector Corp., a shareholder of the Company.

Item 8.   Legal Proceedings

The Company is not presently a party to any litigation of any kind or nature whatsoever, nor to the Company's best knowledge and belief is any litigation threatened or contemplated.

Item 9.   Market for Common Equity and Related Stockholder
Matters

A. Market Information: The Company's common stock is presently traded on the NASDAQ OTC Electronic Bulletin Board under the symbol "ACPT." The high and low sales prices for each quarter since the Company was accepted for listing on the NASDAQ OTC Electronic Bulletin Board is as follows:

Fiscal Quarter                 High               Low
---------------                --------           -------
June 30, 1998                  2.2500             0.8750
September 30, 1998             2.2500             0.7500
December 31, 1998              1.2500             0.2500
March 31, 1999                 1.0620             0.2000
June 30, 1999                  1.0720             0.1560

B. Holders: The number of record holders of shares of the Company's common stock as of July 22, 1999 was 337. The aggregate number of shares of the Company's common stock issued and outstanding as of July 22, 1999 was 21,872,198.

C. Dividends: The Company has not paid or declared any dividends upon its shares of common stock since its inception, and by reason of its present financial status and its contemplated financial requirements, it does not contemplate or anticipate paying any dividends upon its shares of common stock in the foreseeable future.

Item 10.   Recent Sales of Unregistered Securities.

On February 2, 1998, the Company completed a Regulation D, Rule 504 Offering in which it issued 35,000 shares of common stock and 350,000 common stock purchase warrants for an aggregate offering price of $35,000. Each Warrant entitles the holder to one share of Common Stock at a price of $2.00 per common share. The expiration date for the exercise of the warrants is December 31, 1999. To date, no warrants have been exercised.

On January 21, 1999, the Company entered into an Agreement for Consulting Services with Roburt A. Dumas, Jr. whereby Mr. Dumas agreed to provide corporate finance and management services for the Company. Pursuant to this Agreement, the Company issued 1,050,00 restricted shares from treasury to Mr. Dumas. Such shares are "restricted" in accordance with Rule 144 of the Securities Act.

On March 2, 1999, the Company agreed to issue 25,000 restricted shares from treasury to Richard I. Anslow, Esq.
for services rendered in connection with the preparation of this Form 10-SB. Such shares are restricted in accordance with Rule 144 of the Securities Act of 1933.

On March 25, 1999, the Company executed an agreement with Micro Doctor, Inc. ("Micro Doctor") whereby Micro Doctor agreed to exclusively sell the Company's Tidalwave Computer systems along with other equipment such as software, monitors, printers, and accessories. In accordance with the terms of the Agreement, the Company issued 203,314 restricted shares to Micro Doctor for its agreement to exclusively sell the Company's Tidalwave Computers. Such shares are "restricted" in accordance with Rule 144 of the Securities Act of 1933.

On April 7, 1999, the Company entered into a joint venture agreement with CyberlinkCom Corp., a Virginia Corporation. Pursuant to the terms of this agreement, both parties agreed to work together in the sale of CyberlinkCom Corp.'s computer related products and services. Pursuant to the joint venture agreement, the Company issued 25,800 restricted shares from treasury to CyberlinkCom Corp. Such shares are "restricted" in accordance with Rule 144 of the 1933 Securities Act.

The following sets forth sales of the Company's unregistered treasury shares between March, 1999 and June 1999. Such shares are restricted for a one (1) year period from the date of purchase in accordance with Rule 144 of the Securities Act:

2/15/99         Panfilo Pace             20,000 shares at $.25/share
2/16/99         Michelle Folsom          21,284 shares at $.25/share
3/25/99         John Romano              10,000 shares at $0.15/share
3/26/99         Charles Creighton         6,667 shares at $0.15/share
3/31/99         Santos Rivera           140,000 shares at $0.15/share
3/31/99         James Miller              3,333 shares at $0.15/share;
4/1/99          Antonio Santos           10,000 shares at $0.15/share;
4/19/99         James Scarfo             10,000 shares at $0.15/share;
5/7/99          Antonio Santos            4,000 shares at .25/share
5/7/99          Hal Howard                2,000 shares at .25/share
5/7/99          Charles Creighton         4,000 shares at .25/share
5/7/99          James Miller              6,000 shares at .25/share
5/7/99          Joann DelGuercio          2,000 shares at .25/share
5/18/99         Kenneth L. Folsom         4,800 shares at .25/share
5/19/99         Richard Franklin          4,000 shares at .25/share
5/20/99         Arline H. Gales           6,000 shares at .25/share
5/20/99         Charles N. Simmons        4,000 shares at .25/share
6/1/99          Santos A Rivera         125,000 shares at .20/share

For each of the above transactions, the Company relied upon the exemption from registration under the Securities Act of 1933, as amended, as provided by Section 4(2) of the Act or Rule 504 of Regulation D.

Item 11.Description of Securities

Authorized and Outstanding Capital Stock

The Company's authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value. As of July 22, 1999, 21,872,198 shares of common stock were issued and outstanding.

Each share of common stock entitles the holder to one (1) vote on all matters submitted to a vote of the stockholders. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock voting for the election of directors can elect all members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of stockholders except in cases in which more than a simple majority is required by law. Holders of common stock are entitled to receive dividends, when and if declared by the Board of Directors in its discretion, from funds legally available therefore. Holders of shares of common stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, after payment to creditors, the holders of common stock are entitled to share ratably in the assets of the Company, if any, legally available for distribution to common stockholders of the Company. The Bylaws of the Company require that only a majority of the issued and outstanding shares of common stock of the Company need be represented to constitute a quorum and to transact business at a stockholders' meeting.

The common stock has no preemptive rights or no subscription, redemption or conversion privileges. All of the outstanding shares of common stock are fully paid and nonassessable.

The Company's Board of Directors has total discretion as to the issuance and the determination of the rights and privileges of any shares of common stock which may be issued in the future, which rights and privileges may be detrimental to the rights and privileges of the holders of the existing shares of the Company's common stock now issued and outstanding.

Transfer Agent

The Transfer Agent for Anderson Computers/Tidalwave Corp. is
American Stock Transfer & Trust Company, Inc.

Item 12.Indemnification of Directors and Officers

Under Florida law, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act unless (i) the director breached or failed to perform his duties as a director, and (ii) a director's breach of, or failure to perform, those duties constitutes (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which an unlawful distribution is made; (4) in a proceeding by or in the right of the corporation or in a proceeding in which the corporation procures a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct; or (5) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify under Florida law.

The Company's Bylaws limit, to the maximum extent permitted by Florida law, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers. The Bylaws provide further that the Company shall indemnify to the fullest extent permitted by Florida law any person made a party to any action or proceeding by reason of the fact that such person was a director, officer, employee or agent of the Company. The Bylaws also provide that directors and officers who are entitled to indemnification shall be paid their expenses incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his being an officer or director of the Company to the maximum extent permitted by Florida law.

Item 13.Financial Statements

The financial statements for the Company as of March 31, 1999 and March 31, 1998 (audited) have been examined to the extent indicated in reports by Earl M. Cohen, C.P.A., P.A. independent certified public accountants. The aforementioned financial statements are included herein in response to Item 15 of this Form 10-SB.

Item 14.Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The Company's accountants are Earl M. Cohen, C.P.A., P.A of Boca Raton, Florida. The Company does not presently intend to change accountants. At no time have there been any disagreements with such accountants regarding any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The Company engaged Earl M. Cohen to render accounting services on April 26, 1999.

The Company dismissed its prior accountants, Durland & Company, Certified Public Accountants, of Palm Beach, Florida on December 31, 1998. Such accountant prepared the Company's audited financial statements for the year ended March 31, 1998 and from April 23, 1996 (inception of the Company) through March 31, 1997. Such accountant's report on the audited financial statements contained a going concern on the Company. Furthermore, the decision to change accountants was approved by the Company's Board of Directors. From the Company's inception through the date of dismissal, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

Item 15.   Financial Statements and Exhibits

The following exhibits are filed with this Form 10-SB:

EXHIBIT #EXHIBIT NAME
----------------------

3(i)               Articles of Incorporation of Anderson
                   Computers/Tidalwave Corp. *

3(ii)              First Articles of Amendment to Articles
                   of Incorporation of Anderson
                   Computers/Tidalwave Corp. *

3(iii) Second Articles of Amendment to Articles of Incorporation of Anderson
                   Computers/Tidalwave Corp. *

3(iv)              Third Articles of Amendment to Articles
                   of Incorporation of Anderson
                   Computers/Tidalwave Corp. *

3(v)               By-Laws of Anderson Computers/Tidalwave
                   Corp. *

5                  Opinion of Richard I. Anslow, Esq. of
                   Richard I. Anslow & Associates

10(i)              Letter of Intent between the Company
                   And Citizens Title Services, Inc.
                   Re: 20.1% interest **

10(ii)             Purchase Agreement between the Company
                   and Citizens Title Services, Inc.
                   Re: 4.9% interest and letter from
                   Accountant of Citizens Title Services,
                   Inc. **

10(iii)            Agreement between Company and Micro
                   Doctor, Inc. **

10(iv)             Agreement between Company and
                   CyberLinkCom Corp. **

10(v)              Consulting Agreement between Company
                   And Advantage Link Inc. **

10(vi)             Agreement between Company and Wall
                   Street Marketing Group **

10(vii)            Agreement for Consulting Services
                   Between Company and Robert A. Dumas, Jr.
                   **

10(viii)           Agreement between Company and Amazon.com
                   **

10(ix)             Agreement between Company and Beyond.com
                   **

16                 Letter from former accountant

27                 Financial Data Schedule

*  Filed with initial filing of Form 10-SB on May 25, 1999.
** Filed with Amendment No. 1 to Form 10-SB on July 27,     1999.

SIGNATURES

     In accordance with Section 12 of the Securities
Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                    ANDERSON COMPUTERS/TIDALWAVE CORP.

                    By: /S/ Leon Kline
                    -------------------
                         Leon Kline
                         President, Chief Executive Officer
                         Treasurer and Director

Dated: September 9, 1999

                     POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below constitutes and appoints Richard I. Anslow as such person true and lawful attorney-in-fact and agent, with full powers of substitution and re-substitution, for such person in name, place and stead, to sign in any and all amendments (including post-effective amendments) to this Form 10-SB, in any and all capacities, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent, the full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent, or any of them, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Form 10-SB was sign by the following person in the capacities and on the date stated.

Signature           Title                  Date

/s/ Leon Kline      President, Treasurer   September 9, 1999
--------------      Chief Executive
LEON KLINE          Officer and
                    Director

/s/ James Baker     Vice President and     September 9, 1999
---------------     Secretary
JAMES BAKER

                  FINANCIAL STATEMENTS
            ANDERSON COMPUTERS/TIDALWAVE CORP.
                        CONTENTS
                                                   Page
                                                   ----
Independent Auditor's Report                       1
Financial Statements:
Balance Sheets                                     2
Statements of Operations                           3

Statements of Changes in Stockholders' Deficiency  4
Statements of Cash Flows                           5 - 6
Notes to Financial Statements                      7 - 11

             INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Anderson Computers/Tidalwave Corp.

I have audited the accompanying balance sheet of Anderson Computers/Tidalwave Corp., as of March 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of Anderson Computers/Tidalwave Corp. as of March 31, 1998 were audited by other auditors whose report dated August 18, 1998 on those statements included an explanatory paragraph that described the Company's ability to continue as a going concern, as discussed in Note 7 to the financial statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anderson Computers/Tidalwave Corp. as of March
31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has experienced net losses of $433,942 since inception and a working capital deficiency of $126,465 as of March 31, 1999. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

May 7, 1999
(except for Note 8, as to
which the date is July 19, 1999)

                 /s/ Earl M. Cohen, C.P.A., P.A.
                 --------------------------------
                     EARL M. COHEN, C.P.A., P.A.

             ANDERSON COMPUTERS/TIDALWAVE CORP.
                    BALANCE SHEETS
                MARCH 31, 1999 AND 1998

                          ASSETS

                                        1999        1998
                                        ----        ----
CURRENT ASSETS
 Cash                                $ 22,125     $ 1,050
 Notes receivable                      13,600      31,750
 Accrued interest receivable              154         154
                                     --------     --------

     Total Current Assets              35,879      32,954

COMPUTER SOFTWARE - NET                    66         331
                                     --------     --------

 TOTAL ASSETS                        $ 35,945     $33,285
                                     --------     --------
                                     --------     --------
        LIABILITIES AND STOCKHOLDERS' DEFICIENCY
CURRENT LIABILITIES
 Accounts payable and accrued        $ 43,378     $24,266
 Due to officer                         7,950       7,950

 Due to related party                 111,017      17,267
                                     --------      -------

     Total Current Liabilities        162,345      49,483

    STOCKHOLDERS' DEFICIENCY         (126,400)    (16,198)
TOTAL LIABILITIES AND STOCKHOLDERS'
 DEFICIENCY                          $ 35,945     $33,285
                                     --------     -------
                                     --------     -------

Read accompanying Notes to Financial Statements.

           ANDERSON COMPUTERS/TIDALWAVE CORP.
              STATEMENTS OF OPERATIONS
         YEARS ENDED MARCH 31, 1999 AND 1998
                                     1999          1998
                                     ----          ----

REVENUES
 Net sales                           $   7,526     $ 32,852
 Net sales - related parties                -           -
11,508

     Total Net Sales                     7,526       44,360
COST OF SALES                            5,352       41,678
                                      --------      -------

GROSS PROFIT                             2,174        2,682
                                      --------      -------
EXPENSES
 Consulting fees                       245,700       27,190
 Marketing and public relations        106,650         -
 Professional fees                      15,958        8,453
 Transfer agent fees                     9,419         -
 Office supplies and expense             2,015        3,349
 Taxes - other                           1,046          462
 Bank charges and credit card fees         815        1,103
 Telephone                                 475          433
 Depreciation expense                      265          265
 Dues and subscriptions                   -             259
 Interest expense                         -           1,846
 Organization expense                     -           3,000
                                       ---------      ------

     Total Operating Expenses          382,343       46,360
                                       ---------     ------

    LOSS FROM OPERATIONS              (380,169)     (43,678)

INTEREST INCOME                          2,250          317
                                       ---------     -------
NET LOSS                             $(377,919)    $(43,361)
                                     ------------  ---------
                                     ------------  ---------

LOSS PER SHARE                       $    (.02)    $ (0.002)
                                     ----------    ---------
                                     ----------    ---------

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                         20,393,794   20,216,153
                                     ----------   ----------
                                     ----------   ----------

Read accompanying Notes to Financial Statements.

          ANDERSON COMPUTERS/TIDALWAVE CORP.
    STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
           YEARS ENDED MARCH, 1999 AND 1998

                               Common Stock         Additional   Stock
                           Number of     Par        Paid-in      Subscription
                           Shares        Value      Capital      Receivable Deficit  Total
                           ------        -----      -------      ------------------  -----
BALANCE -
MARCH 31,1997              20,040,000   $20,040     $181,960    $(201,000) $(12,662) $(11,662)
 Repayment of stock
  subscription receivable      -         -            -               825      -          825
 Issuance of common stock
  for services                150,000       150        2,850            -      -        3,000
  Issuance of common stock
  for cash                    35,000         35       34,965            -      -       35,000
 Cancellation of notes
  receivable                 (40,000)       (40)    (199,960)     200,000      -          -
 Net loss                       -         -           -            -       (43,361)   (43,361)
                             --------    --------   ----------   ---------  --------   --------

BALANCE -
MARCH 31, 1998            20,185,000     20,185       19,815         (175) (56,023)   (16,198)
 Issuance of common stock
  for services             1,075,000      1,075      244,650        -          -      245,725
 Issuance of common stock
  for cash                   181,284        181       21,744        -         -        21,925
 Repayment of stock
  subscription receivable        -         -           -               67      -           67
 Net loss                        -         -           -           -       (377,919) (377,919)
                           ----------   ----------   --------  ----------  --------- ---------

BALANCE - MARCH 31, 1999   21,441,284    $21,441     $286,209     $  (108)$(433,942)$(126,400)
                           ----------    -------     --------   ---------  ---------  --------
                           ----------    -------     --------   ---------  ---------  --------

Read accompanying Notes to Financial Statements.

            ANDERSON COMPUTERS/TIDALWAVE CORP.
              STATEMENTS OF CASH FLOWS
           YEARS ENDED MARCH 31, 1999 AND 1998

                                              1999        1998
                                              ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                $(377,919)   $(43,361)
  Adjustments to reconcile net loss
  to net cash used in operating
  activities:
    Depreciation                                265         265
    Issuance of common stock for
    services                                245,725       3,000
    (Increase) decrease in:
     Notes receivable                        18,150     (31,750)
     Accrued interest receivable               -           (154)
    Increase (decrease) in:
     Accounts payable and accrued
     expenses                                19,112      12,466
     Sales tax payable                         -           (156)
                                           --------     ---------
NET CASH USED IN OPERATING ACTIVITIES       (94,667)    (59,690)
                                           ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Repayment of stock subscription
  receivable                                     67         825
                                           ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net proceeds from issuance of common
  stock                                      21,925      35,000
 Increase in amount due to related
  party                                      93,750      17,267
                                            ---------   --------
NET CASH PROVIDED BY FINANCING
 ACTIVITIES                                 115,675      52,267
                                            ---------   --------
NET INCREASE (DECREASE) IN CASH              21,075      (6,598)

CASH AND CASH EQUIVALENTS - BEGINNING         1,050       7,648
                                            ---------   --------
CASH AND CASH EQUIVALENTS - ENDING        $  22,125    $  1,050
                                          -----------  ---------
                                          -----------  ---------

Read accompanying Notes to Financial Statements.

                  ANDERSON COMPUTERS/TIDALWAVE CORP.
                 STATEMENTS OF CASH FLOWS (CONTINUED)
                YEARS ENDED MARCH 31, 1999 AND 1998

                                              1999       1998
                                              ----       ----
SUPPLEMENTAL DISCLOSURE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:
  Issuance of common stock for services    $245,725    $3,000
                                           --------    ------
                                           --------    ------

Read accompanying Notes to Financial Statements.

              ANDERSON COMPUTERS/TIDALWAVE CORP.
                NOTES TO FINANCIAL STATEMENTS
                 MARCH 31, 1999 AND 1998

NOTE 1.     ORGANIZATION
            ------------

          Anderson Computers/Tidalwave Corp. was incorporated on April 23, 1996 under the laws of the State of Florida.
The company operates as a reseller of its customized "Tidalwave" brand and other non "Tidalwave" brand computer products via the Internet. The Company's headquarters is in Fort Lauderdale, Florida.

NOTE 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
            ------------------------------------------

     Revenue Recognition
     -------------------

     Sales are recognized upon shipment to the customer.

     Computer Software
     -----------------

     Computer software is recorded at cost. Depreciation is computed on the straight line basis using an estimated useful life of three years.

     Syndication Costs
     -----------------

     Costs incurred in raising capital through the issuance of common stock is recorded as a reduction in additional paid-in capital.

     Income Taxes
     -------------

     Deferred income taxes are provided for differences between the basis of assets and liabilities for financial and income tax reporting.
     A valuation allowance is provided against deferred income tax assets in circumstances where management believes recoverability of a portion of the assets is not reasonably assured.

     Loss Per Share
     --------------

     Loss per share is computed by dividing net loss for the year by the weighted average number of shares outstanding.

             ANDERSON COMPUTERS/TIDALWAVE CORP
               NOTES TO FINANCIAL STATEMENTS
                 MARCH 31, 1999 AND  1998

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                     (CONTINUED)

     Statement of Cash Flows
     -----------------------

     For purposes of this statement the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

     Use of Estimates
     -----------------

     Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.
     Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

     Reclassifications
     -----------------

     Certain amounts for 1998 have been reclassified to conform to the current presentation.

NOTE 3.     COMPUTER SOFTWARE
            -----------------

     Computer software as of March 31, 1999 and 1998 are as follows:


                                    1999        1998
                                    -----       ----

    Cost                           $ 795       $ 795
    Accumulated Depreciation        (729)       (464)
                                   ------      ------

          Total                    $  66       $ 331
                                   ------      ------
                                   ------      ------

NOTE 4.     INCOME TAXES
            ------------

     As of March 31, 1999, the Company has net operating loss carry forwards for income tax purposes of approximately

             ANDERSON COMPUTERS/TIDALWAVE CORP.
              NOTES TO FINANCIAL STATEMENTS
                   MARCH 31, 1999 AND 1998

NOTE 4.     INCOME TAXES (CONTINUED)
            ------------------------

    $434,000 expiring through March 31, 2014, available to offset future taxable income. No deferred tax assets have been recorded due to the Company having no history of profitable operations.

    The Company has not yet filed its federal and state corporate income tax returns for the year ended
    March 31,1998.

NOTE 5.     RELATED PARTY TRANSACTIONS
            --------------------------

     Office Facilities
     -----------------

     The Company shares office space with a company owned by a stockholder. No rent is being charged to the Company.

     Notes Receivable
     ----------------

     Notes receivable represent 12% interest bearing notes due from Internet TV Connector Corp., the majority stockholder. The notes were issued on various dates from February 27 through May 13, 1998 and are due on demand with interest payable monthly.

     Due to Officer
     ---------------

     Due to officer consists of advances made during July and August, 1996 to the Company by its President to purchase computer hardware and software products for resale. These advances are non-interest bearing and are expected to be repaid within the next twelve months.

     Due to Related Party

     The amount due to related party consists of company expenses paid by Internet TV Connector Corp., the majority stockholder. On May 5, 1999, agreement was made to settle $93,750 of the liability through issuance of 125,000 common shares. On May 7, 1999, agreement was made to settle the remaining balance of $17,267 through the issuance of 20,459 common shares.

          ANDERSON COMPUTERS/TIDALWAVE CORP.
            NOTES TO FINANCIAL STATEMENTS
               MARCH 31, 1999 AND 1998

NOTE 6.     CAPITAL STOCK
            -------------

     The Company has authorized 100,000,000 common shares with a par value of $.001 per share. As of March 31, 1999 and 1998, 21,441,284 and 20,185,000 common shares were issued and outstanding, respectively.

     On February 2, 1998, the Company issued a Regulation D, Rule 504 Offering Memorandum providing for the sale of 7000 units for a total consideration of $35,000. Each unit consisted of one share of common stock and fifty common stock purchase warrants. The warrants are not exercisable until July 26, 1998 and may be exercised until July 26, 1999 at an exercise price of $2.00 per share. The exercise date was extended to December 31, 1999 through a resolution of a meeting of directors and stockholders dated January 26, 1999. The effect of the assumed exercise of the warrants on loss per share for the years ended March 31, 1999 and 1998 were anti-dilutive, therefore, no diluted loss per share has been presented on the statements of operations. All units offered under the Offering Memorandum were sold.

NOTE 7.     GOING CONCERN
            -------------

     The accompanying financial statements have been presented on the basis of the continuation of the Company as a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred operating losses of $433,942 since inception and has a working capital deficit of $126,465 as of March 31, 1999.

     Management is actively seeking investors for additional funds through stock sales and through increasing operating revenues.

          ANDERSON COMPUTERS/TIDALWAVE CORP.
           NOTES TO FINANCIAL STATEMENTS
               MARCH 31, 1999 AND 1998

NOTE 8.     SUBSEQUENT EVENTS
            -----------------

     On April 19, 1999, the Company settled a delinquent account included in accounts payable and accrued expenses totaling $19,566 for $9,800.

     On March 25, 1999, the Company entered into an agreement with a company to sell its "Tidalwave" brand computers. As consideration for entering into this agreement, the Company issued 203,314 common shares on April 12, 1999. Also, as part of this agreement, the Company will receive a license fee based upon a percentage of the net profits of each "Tidalwave" computer sold, and a 10% fee on non "Tidalwave" computer products sold.

     On April 6, 1999, the company entered into an agreement whereby 25,800 common shares were issued in settlement of past due website development and maintenance services of $6,900 (included in accounts payable and accrued expenses) and for future services totaling $6,000. Also, as part of this agreement the Company will receive, for referrals made by the Company, a referral fee.

     Subsequent to March 31, 1999, 201,800 common shares were issued for a total consideration of $40,200.
     On June 22, 1999, the Company purchased a 4.9% interest in Citizen's Title Services, Inc., a title insurance company, for $297,717 by issuing 488,060 common shares. The common stock was valued using the 30 day average trading market price. On July 19, 1999, the Company signed a letter of intent to purchase an additional 20.1% interest. This transaction has not yet closed.

                WAYNE HORWITZ, C.P.A, P.A.
               CERTIFIED PUBLIC ACCOUNTANT
                PROFESSIONAL ASSOCIATION
            3511 W. COMMERCIAL BLVD., SUITE 402
               FORT LAUDERDALE, FLORIDA 33309
                     (954) 484-1100

CITIZENS TITLE SERVICES, INC.
210 NORTH UNIVERSITY DRIVE
SUITE 208
CORAL SPRINGS, FL 33071

I have compiled the accompanying Statement of Assets and Liabilities on a Cash Basis of CITIZENS TITLE SERVICES,
INC., as of June 30, 1999 and the related Statement of Operations on a Cash Basis for the six months ended
June 30, 1999 in accordance with Statements on Standards for Accounting and Review Services issued by the American
Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statement and, accordingly, do not express an opinion or any other form of assurance on them.
However, I did become aware of certain departures from generally accepted accounting principals that are described in the following paragraphs.

The aforementioned financial statements were prepared on the cash basis method of accounting whereby certain revenue is recognized when received rather than when earned, and certain expenses are recognized when paid rather than when the obligation is incurred. Accordingly, these financial statements are not intended to present financial position and the results of operations in conformity with generally accepted accounting principles.

Management has elected to omit substantially all disclosures and the Statement of Retained Earnings and Cash Flows required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements they might influence the user's conclusions about the Company's assets and liabilities and results of operations on a cash basis. Accordingly, these financial statement are not designed for those who are not informed about such matters.

/s/ Wayne Horwitz, CPA, P.A.
----------------------------
WAYNE HORWITZ
CERTIFIED PUBLIC ACCOUNTANT
PROFESSIONAL ASSOCIATION

                CITIZENS TITLE SERVICES, INC
              STATEMENT OF ASSETS AND LIABILITIES
                  BASED ON A CASH BASIS
                 AS OF JUNE 30, 1999
                        ASSETS
                        ------

CURRENT ASSETS
 Cash-Operating Account                           $    570.29
 Cash-Maint & City Lien Acct                          (435.73)
 Cash-SouthTrust Bank                                4,821.20
 Exchange                                            9,000.00
 Loan Receivable-Statewide                          29,000.00
 Loan Receivable-Maraph                             10,000.00
 Stockholder Loans                                 102,388.82
 Loan Receivable-A & M                                 700.00
                                                  ------------
   TOTAL CURRENT ASSETS                                              $ 156,044.58
FIXED ASSETS
 Furniture Fixt. & Equip.                         $145,646.66
 A/D-Furn. Fixt. & Equip.                          (59,681.04)
                                                  ------------
   TOTAL FIXED ASSETS                                                   85,965.62
OTHER ASSETS
 Organizational Costs                                  210.00
                                                  ------------
   TOTAL OTHER ASSETS                                                      210.00
                                                                      -------------
   TOTAL ASSETS                                                       $242,220.20
                                                                      -------------
                                                                      -------------
                              LIABILITIES &
                           STOCKHOLDERS EQUITY
                           -------------------
CURRENT LIABILITIES
 FICA Taxes Payable                               $ 4,754.65
 Withholding Taxes Payable                          7,343.30
 Employee Deduction                                 1,687.25
 Loan-Advanced Micro Solutions                      1,160.70
 Loan-AAA Financial Services                       (3,837.66)
 Loan-Union Bank of Florida                        32,772.55
 Loan - Capital One                                (3,911.86)
                                                  -----------
   TOTAL CURRENT LIABILITIES                                          $ 39,968.93
STOCKHOLDERS EQUITY
 Capital Stock                                      1,500.00
 Retained Earnings                                137,787.12
 Net Income or (Loss)                              62,964.15
                                                  -----------
   TOTAL STOCKHOLDERS EQUITY                                           202,251.27
                                                                      ------------
   TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                          $242,220.20
                                                                      ------------
                                                                      ------------

                         CITIZENS TITLE SERVICES, INC.
                  STATEMENT OF OPERATIONS ON A CASH BASIS
                         SIX MONTHS YEAR TO DATE
                          ENDED JUNE 30, 1999

                                                YEAR TO DATE
                                                SIX MONTHS ENDED
                                                JUNE 30, 1999            Pct
                                                -----------------       ----------
INCOME
 Fees                                           $ 588,518.32             100.00
                                                -------------           --------
   TOTAL INCOME                                   588,518.32             100.00
                                                -------------           --------
GENERAL EXPENSES
 Accounting & Legal                                39,883.98              6.78
 Auto                                              26,052.04              4.43
 Advertising                                       28,014.06              4.76
 Amortization                                         386.74              0.07
 Bank Charges                                         478.00              0.08
 Client Cost                                       40,801.01              6.93
 Commissions                                       36,842.49              6.26
 Contract Labor                                     4,100.00              0.70
 Donations                                            120.00              0.02
 Dues & Subscriptions                                 990.00              0.17
 Entertainment & Meals                              3,332.82              0.57
 Equipment Rental                                  17,060.00              2.90
 Gifts                                                743.86              0.13
 Interest                                           2,943.36              0.50
 Insurance                                         16,154.48              2.74
 Office                                            13,204.72              2.24
 Payroll-Office                                   143,550.00             24.39
 Payroll Taxes                                     10,287.92              1.75
 Postage & Courier                                 32,654.23              5.55
 Rent                                              12,594.08              2.14
 Repairs & Maintenance                              1,804.87              0.31
 Telephone                                         23,565.72              4.00
 Travel                                             4,121.44              0.70
 Unclassified                                      47,290.03              8.04
                                                  -----------            -------
   TOTAL GENERAL EXPENSES                         506,975.85             86.14
                                                  -----------            -------
NET INCOME FROM OPERATIONS                         81,542.47             13.86
OTHER EXPENSES
 Depreciation                                      18,553.32              3.15
 Penalties                                             25.00              0.00
                                                 ------------            -------
   TOTAL OTHER EXPENSES                            18,578.32              3.16
                                                 ------------            -------
   NET INCOME OR (LOSS)                          $ 62,964.15             10.70
                                                 ------------            -------
                                                 ------------            -------

                WAYNE HORWITZ, C.P.A, P.A.
               CERTIFIED PUBLIC ACCOUNTANT
                PROFESSIONAL ASSOCIATION
            3511 W. COMMERCIAL BLVD., SUITE 402
               FORT LAUDERDALE, FLORIDA 33309
                     (954) 484-1100

CITIZENS TITLE SERVICES, INC.
210 NORTH UNIVERSITY DRIVE
SUITE 208
CORAL SPRINGS, FL 33071

I have compiled the accompanying Statement of Assets and Liabilities on a Cash Basis of CITIZENS TITLE SERVICES, INC., as of December 31, 1998 and the related Statement of Operations on a Cash Basis for the twelve months ended December 31, 1998 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statement and, accordingly, do not express an opinion or any other form of assurance on them.
However, I did become aware of certain departures from generally accepted accounting principals that are described in the following paragraphs.

The aforementioned financial statements were prepared on the cash basis method of accounting whereby certain revenue is recognized when received rather than when earned, and certain expenses are recognized when paid rather than when the obligation is incurred. Accordingly, these financial statements are not intended to present financial position and the results of operations in conformity with generally accepted accounting principles.

Management has elected to omit substantially all disclosures and the Statement of Retained Earnings and Cash Flows required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements they might influence the user's conclusions about the Company's assets and liabilities and results of operations on a cash basis. Accordingly, these financial statement are not designed for those who are not informed about such matters.

/s/ Wayne Horwitz, CPA, P.A.
----------------------------
WAYNE HORWITZ
CERTIFIED PUBLIC ACCOUNTANT
PROFESSIONAL ASSOCIATION

                CITIZENS TITLE SERVICES, INC
              STATEMENT OF ASSETS AND LIABILITIES
                  BASED ON A CASH BASIS
                 AS OF DECEMBER 31, 1998
                        ASSETS
                        ------

CURRENT ASSETS
 Cash-Operating Account                           $ 22,033.33
 Cash-Maint & City Lien Acct                           259.42
 Cash-SouthTrust Bank                                5,217.79
 Loan Receivable-Statewide                          20,000.00
 Loan Receivable-Maraph                             10,000.00
 Stockholder Loans                                  47,871.69
 Loan Receivable-A & M                                 700.00
                                                  ------------
   TOTAL CURRENT ASSETS                                              $ 106,082.23
FIXED ASSETS
 Furniture Fixt. & Equip.                         $126,526.80
 A/D-Furn. Fixt. & Equip.                          (41,127.72)
                                                  ------------
   TOTAL FIXED ASSETS                                                   85,399.08
OTHER ASSETS
 Organizational Costs                                  240.00
 Loan Costs                                            356.74
                                                  ------------
   TOTAL OTHER ASSETS                                                      596.74
                                                                      -------------
   TOTAL ASSETS                                                       $192,078.05
                                                                      -------------
                                                                      -------------
                              LIABILITIES &
                           STOCKHOLDERS EQUITY
                           -------------------
CURRENT LIABILITIES
 FICA Taxes Payable                               $ 5,967.51
 Withholding Taxes Payable                          2,343.10
 Employee Deduction                                 1,108.25
 Loan-Advanced Micro Solutions                      2,432.70
 Loan-AAA Financial Services                       (3,928.12)
 Loan-Union Bank of Florida                        47,279.35
 Loan - Capital One                                (2,411.86)
                                                  -----------
   TOTAL CURRENT LIABILITIES                                          $ 52,790.93
STOCKHOLDERS EQUITY
 Capital Stock                                      1,500.00
 Net Income or (Loss)                             137,787.12
                                                  -----------
   TOTAL STOCKHOLDERS EQUITY                                           139,287.12
                                                                      ------------
   TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                          $192,078.05
                                                                      ------------
                                                                      ------------

                         CITIZENS TITLE SERVICES, INC.
                  STATEMENT OF OPERATIONS ON A CASH BASIS
                        TWELVE MONTHS YEAR TO DATE
                         ENDED DECEMBER 31, 1998

                                                YEAR TO DATE
                                                TWELVE MONTHS ENDED
                                                DECEMBER 31, 1998       Pct
                                                -----------------       ----------
INCOME
 Fees                                           $ 995,658.35            101.06
 Returns & Allowances                             (10,438.00)            (1.06)
                                                -------------           --------
   TOTAL INCOME                                   985,220.35            100.00
                                                -------------           --------
GENERAL EXPENSES
 Accounting & Legal                                36,868.78              3.74
 Auto                                              46,517.21              4.72
 Advertising                                       35,824.42              3.64
 Amortization                                         416.76              0.04
 Bank Charges                                         535.48              0.05
 Client Cost                                       59,591.72              6.05
 Commissions                                       93,193.13              9.46
 Contract Labor                                    10,733.00              1.09
 Donations                                            395.00              0.04
 Dues & Subscriptions                               1,791.87              0.18
 Entertainment                                     12,950.31              1.31
 Equipment Rental                                  11,555.38              1.17
 Gifts                                                699.57              0.07
 Interest                                           2,102.44              0.21
 Insurance                                         17,472.67              1.77
 Licenses & Taxes                                     221.09              0.02
 Moving Expense                                        92.33              0.01
 Office                                            31,943.42              3.24
 Payroll-Office                                   231,155.28             23.46
 Payroll Taxes                                     18,309.57              1.86
 Postage & Courier                                 61,982.31              6.29
 Rent                                               5,727.26              0.58
 Repairs & Maintenance                              6,615.79              0.67
 Seminars & Meetings                                6,150.00              0.62
 Telephone                                         35,917.82              3.65
 Travel                                             2,284.31              0.23
                                                  -----------            -------
   TOTAL GENERAL EXPENSES                         731,046.92             74.20
                                                  -----------            -------
NET INCOME FROM OPERATIONS                        254,173.43             25.80
OTHER EXPENSES
 Officers Salary                                   75,000.00              7.61
 Depreciation                                      41,127.72              4.17
 Penalties                                            258.59              0.03
                                                 ------------            -------
   TOTAL OTHER EXPENSES                            116,386.31            11.81
                                                 ------------            -------
   NET INCOME OR (LOSS)                          $ 137,787.12            13.99
                                                 ------------            -------
                                                 ------------            -------

The following exhibits are filed with this Form 10-SB:

EXHIBIT #EXHIBIT NAME
----------------------

3(i)               Articles of Incorporation of Anderson
                   Computers/Tidalwave Corp. *

3(ii)              First Articles of Amendment to Articles
                   of Incorporation of Anderson
                   Computers/Tidalwave Corp. *

3(iii) Second Articles of Amendment to Articles of Incorporation of Anderson
                   Computers/Tidalwave Corp. *

3(iv)              Third Articles of Amendment to Articles
                   of Incorporation of Anderson
                   Computers/Tidalwave Corp. *

3(v)               By-Laws of Anderson Computers/Tidalwave
                   Corp. *

5                  Opinion of Richard I. Anslow, Esq. of
                   Richard I. Anslow & Associates

10(i)              Letter of Intent between the Company
                   And Citizens Title Services, Inc.
                   Re: 20.1% interest **

10(ii)             Purchase Agreement between the Company
                   and Citizens Title Services, Inc.
                   Re: 4.9% interest and letter from
                   Accountant of Citizens Title Services,
                   Inc. **

10(iii)            Agreement between Company and Micro
                   Doctor, Inc. **

10(iv)             Agreement between Company and
                   CyberLinkCom Corp. **

10(v)              Consulting Agreement between Company
                   And Advantage Link Inc. **

10(vi)             Agreement between Company and Wall
                   Street Marketing Group **

10(vii)            Agreement for Consulting Services
                   Between Company and Robert A. Dumas, Jr.
                   **

10(viii)           Agreement between Company and Amazon.com
                   **

10(ix)             Agreement between Company and Beyond.com
                   **

16                 Letter from former accountant

27                 Financial Data Schedule

*  Filed with initial filing of Form 10-SB on May 25, 1999.
** Filed with Amendment No. 1 to Form 10-SB on July 27, 1999.

EXHIBIT 5 OPINION OF RICHARD I. ANSLOW, ESQ.
--------------------------------------------

              RICHARD I. ANSLOW & ASSOCIATES
                 4255 ROUTE 9, SUITE D
              FREEHOLD, NEW JERSEY  07728
                    (732) 409-1212

September 9, 1999

Anderson Computers/Tidalwave Corp.
1831 N.E. 45th Street
Fort Lauderdale, Florida 33308

Gentlemen:

You have requested our opinion, as counsel for Anderson Computers/Tidalwave Corp., a Florida corporation (the "Company"), in connection with the amended Form 10-SB, under the Securities Act of 1933 (the "Act"), being filed by the Company with the Securities and Exchange Commission.
We have examined such records and documents and made such examination of law as we have deemed relevant in connection with this opinion. It is our opinion that when there has been compliance with the Act, the Shares, when issued, delivered, and paid for, will be fully paid, validly issued and nonassessable.

No opinion is expressed herein as to any laws other than the State of New York, of the United States and the corporate laws of the State of Florida.

We hereby consent to the filing of this opinion as an exhibit to the amended Form 10-SB and to the reference to our firm under the caption "Legal Matters" in the Registration Statement. In so doing, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

RICHARD I. ANSLOW & ASSOCIATES

By:     /s/ RICHARD I. ANSLOW
-----------------------------
            RICHARD I. ANSLOW

EXHIBIT 16 LETTER FROM FORMER ACCOUNTANT
----------------------------------------

               DURALND & COMPANY
           CERTIFIED PUBLIC ACCOUNTANT
             A PROFESSIONAL ASSOCIATION
           340 ROYAL PALM WAY, 3RD FLOOR
            PALM BEACH, FLORIDA 33480
           (561) 822-9995 FAX 822-9942

THE BOARD OF DIRECTORS
ANDERSON COMPUTERS/TIDALWAVE CORP.
Ft. Lauderdale, Florida

Gentlemen:

We have reviewed the disclosures under Item 14 of the Form
10-SB Amendment No. 1, as filed by the Company on July 23,
1999, and agree with said disclosures.

The Company may now include our report dated 18 August 1998 on the audited financial statements of the Company for the year ended March 31, 1998.

                         /s/ Durland & Company, CPAs, P.A.
                         ---------------------------------
                             Durland & Company, CPAs, P.A.

Palm Beach, Florida

3 September 1999

EXHIBIT 27 FINANCIAL DATA SCHEDULE

ANDERSON COMPUTERS\TIDALWAVE CORP.

THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION
EXTRACTED FROM THE MARCH 31, 1999 BALANCE SHEET
AND THE STATEMENTS OF OPERATIONS FOR FISCAL YEAR
ENDED MARCH 31, 1999 AND IS QUALIFIED IN ITS
ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.

[PERIOD-TYPE]                   12-MOS
[FISCAL-YEAR-END]                          MAR-31-1999
[PERIOD-END]                               MAR-31-1999
[CASH]                                          22,125
[SECURITIES]                                         0
[RECEIVABLES]                                   13,754
[ALLOWANCES]                                         0
[INVENTORY]                                          0
[CURRENT-ASSETS]                                35,879
[PP&E]                                              66
[DEPRECIATION]                                       0
[TOTAL-ASSETS]                                  35,945
[CURRENT-LIABILITIES]                          162,345
[BONDS]                                              0
[COMMON]                                             0
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[OTHER-SE]                                    <126,400>
[TOTAL-LIABILITY-AND-EQUITY]                    35,945
[SALES]                                          7,526
[TOTAL-REVENUES]                                 7,526
[CGS]                                            5,352
[TOTAL-COSTS]                                  382,343
[OTHER-EXPENSES]                                     0
[LOSS-PROVISION]                                     0
[INTEREST-EXPENSE]                                   0
[INCOME-PRETAX]                               <377,919>
[INCOME-TAX]                                  <377,919>
[INCOME-CONTINUING]                           <377,919>
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                  <377,919>
[EPS-BASIC]                                    <0.02>
[EPS-DILUTED]                                        0